Exhibit 99.2

SUBSCRIPTION AGREEMENT

by and between

BENDING SPOONS S.P.A.

and

THE INVESTOR AS SET FORTH HEREIN

October 22, 2026

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SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this "Agreement") is entered into as of October 22, 2026, by and between Bending Spoons S.p.A., a joint stock company (*società per azioni*) incorporated under the laws of the Republic of Italy (the "Company"), and Government Employees Insurance Company, a Nebraska corporation (the "Investor").

RECITALS

WHEREAS, the Company and the Investor are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act; and

WHEREAS, the Investor desires to subscribe, upon the terms and subject to the conditions stated in this Agreement, for newly issued ordinary shares of the Company with no par value (the "Shares") having the same rights and features of the outstanding ordinary shares (the "Ordinary Shares"), to be issued under a share capital increase with exclusion of pre-emption rights of existing shareholders and reserved for subscription by the Investor, and to be approved by the board of directors of the Company pursuant to article 2443 of the Italian Civil Code (the "Capital Increase");

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and the Investor agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

"Affiliate" means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. For the purposes of this Agreement, in no event shall the Investor or any of its Affiliates be deemed Affiliates of the Company or any of its Affiliates, nor shall the Company or any of its Affiliates be deemed Affiliates of the Investor or any of its Affiliates.

"Agreement" shall have the meaning set forth in the preamble.

"Applicable Law" shall mean, with respect to any Person, any international, multinational, national, federal, state, provincial, municipal, foreign or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, or other similar requirement or restriction enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon and applicable to such Person, including any Order.

"Business Day" shall mean a day which is not a Saturday, a Sunday or a public holiday in Milan, Italy, or New York City, New York, the United States of America.

"Capital Increase" shall have the meaning set forth in the recitals.

"Closing" shall have the meaning set forth in Section 2.2.

"Closing Date" shall have the meaning set forth in Section 2.2.

"Closing Form 6-K" shall have the meaning set forth in Section 6.8.

"Company" shall have the meaning set forth in the preamble.

"Company Indemnified Persons" shall have the meaning set forth in Section 6.6(b).

"Confidential Information" shall have the meaning set forth in Section 6.1(a).

"Contract" shall mean any binding contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, or other instrument, obligation, arrangement or understanding of any kind, written or oral.

"control" (including the terms "controlling," "controlled by" and "under common control with") with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Demand Registration" shall have the meaning set forth in Section 5.1(a).

"End of Suspension Notice" shall have the meaning set forth in Section 5.2(b).

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

"Export Controls" shall have the meaning set forth in Section 3.10.

"F-3 Registration Statement" shall have the meaning set forth in Section 5.1(a).

"GAAP" shall mean U.S. generally accepted accounting principles.

"Governmental Authority" shall mean (a) any international, foreign, federal, national, multi-national, state, provincial, municipal or local government or regulatory commission and any department, authority, agency, board, branch, bureau, division, court, arbitrator, or judicial, arbitral, regulatory, self-regulatory, or administrative body, tribunal, or other political subdivision or instrumentality thereof, (b) any governmental or quasi-governmental body, agency, authority (including any central bank, Taxing Authority or trans-governmental or supranational entity or authority), minister or instrumentality exercising or entitled to executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, or (c) any court, tribunal, arbitrator or arbitral body.

"HMT" shall have the meaning set forth in Section 3.10.

"Indemnified Persons" shall have the meaning set forth in Section 6.6(a).

"Investment Amount" shall have the meaning set forth in Section 2.1(a).

"Investor" shall have the meaning set forth in the preamble.

"Lien" shall mean, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or covenant, condition, restriction, lease, sublease, license, option, right of first offer, right of first refusal, title defect, encroachment, conditional sales

agreement or title retention agreement (or lease in the nature thereof) or other encumbrance in respect of such property or asset.

"Losses" shall have the meaning set forth in Section 5.4(a).

"Material Adverse Effect" shall have the meaning set forth in Section 3.1.

"MNPI" shall have the meaning set forth in Section 4.8.

"Nasdaq" shall mean The Nasdaq Global Select Market (or its successor).

"OFAC" shall have the meaning set forth in Section 3.10.

"Order" shall mean, with respect to any Person, any order, injunction, judgment, decree, consent decree, writ, stipulation, determination, assessment, fee, fine, citation, arbitration decision or award, other agreement with, or ruling of, or other similar requirement enacted, adopted, promulgated, imposed or applied by a Governmental Authority that is binding upon or applicable to such Person or its property.

"Ordinary Shares" shall have the meaning set forth in the recitals.

"Person" shall mean any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government, any agency or political subdivisions thereof or other "Person" as contemplated by Section 13(d) of the Exchange Act.

"Piggyback Registration Statement" shall have the meaning set forth in Section 5.1(d).

"Proceeding" shall mean any suit, claim, complaint, charge, action, litigation, arbitration, mediation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority.

"Registrable Securities" shall mean the Shares held by the Investor and any Ordinary Shares issued or issuable with respect to the Shares as a result of any share split or subdivision, dividend, recapitalization, exchange, merger or similar event. Registrable Securities shall cease to be Registrable Securities (i) upon the date on which such Registrable Securities shall have been sold through a broker or dealer or underwriter in a public distribution or a public securities transaction pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or (ii) upon the date on which such Registrable Securities are eligible for resale pursuant to Rule 144(b)(1)(i) under the Securities Act without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act.

"Representatives" shall mean, with respect to any Person, the directors, officers, employees, advisors, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting solely in such capacity.

"Sanctioned Country" shall have the meaning set forth in Section 3.10.

"Sanctions" shall have the meaning set forth in Section 3.10.

"SEC" shall mean the United States Securities and Exchange Commission.

"SEC Reports" shall mean each of the documents filed by the Company with the SEC.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Shares" shall have the meaning set forth in the recitals.

"Short Sales" include, without limitation, (a) all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, "put equivalent positions" (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (b) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable Ordinary Shares).

"Subscription Price" shall have the meaning set forth in Section 2.1(a).

"Subsidiaries" (each a "Subsidiary") shall mean all of the Company's "significant subsidiaries" as defined in Rule 1-02 of Regulation S-X.

"Suspension Event" shall have the meaning set forth in Section 5.2(b).

"Suspension Notice" shall have the meaning set forth in Section 5.2(b).

"Suspension Period" shall have the meaning set forth in Section 5.2(a).

"Tax" or "Taxes" shall mean any and all taxes of any kind or other like governmental assessment or charge (including net income, gross income, gross receipts, profit, severance, property, escheat or unclaimed property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, value-added, goods and services, social security (or similar, including FICA), alternative or add-on minimum, amount payable as a result of a "pass-through entity tax" or "flow-through entity tax" election or any other tax, custom, duty, levy, tariff, governmental fee or other like assessment or charge in the nature of a tax), together with any interest, penalty, addition to tax or additional amount with respect thereto.

"Taxing Authority" shall mean any Governmental Authority having jurisdiction with respect to (or otherwise responsible for the imposition of) any Tax.

"UNSC" shall have the meaning set forth in Section 3.10.

"U.S." shall mean the United States of America.

2. Subscription of Shares.

2.1 Subscription of Shares.

(a) On the Closing Date, upon the terms and subject to the conditions set forth herein, the Investor agrees to invest $330 million (the "Investment Amount") in the

Company through the subscription of the Capital Increase for a corresponding amount. The subscription price per Share is $33.00 (the "Subscription Price"). The Company agrees to issue and sell, and the Investor agrees to subscribe for, 10,000,000 Shares, calculated by dividing the Investment Amount by the Subscription Price.

(b) Prior to the Closing, the Investor shall pay the Investment Amount by wire transfer of immediately available funds in accordance with wire instructions provided in writing by the Company to the Investor at least three (3) Business Days prior to the Closing Date. In the event of the termination of this Agreement in accordance with the terms hereof, any payment by the Investor hereunder will be immediately returned by the Company to the Investor by wire transfer in immediately available funds to the account specified by the Investor.

2.2 Closing. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place remotely via the electronic exchange of documents and signatures on the eighth (8th) Business Day following the date hereof, or on such other date as the parties may agree in writing (the date on which the Closing occurs, the "Closing Date"). On the Closing Date, (i) the Investor shall deliver to the Company evidence reasonably satisfactory to the Company that it has initiated an unconditional and irrevocable wire transfer of the Investment Amount in accordance with Section 2.1(b), and (ii) promptly following receipt of such evidence, the Company shall deliver written instructions to its transfer agent to issue the Shares to the Investor in book-entry form through the Direct Registration System, registered in the name of the Investor on the Company registers maintained by the transfer agent. The Company shall send the Investor a copy of such issuance instructions at the same time it delivers them to the transfer agent. The parties acknowledge and agree that (a) the Shares shall be issued only in uncertificated, book-entry form, and no physical share certificates shall be issued, (b) the issuance of the Shares and the Closing shall be complete upon delivery of the Company issuance instructions to the transfer agent, and (c) after the Closing, the Company shall use its reasonable best efforts to cause the transfer agent to record the issuance on its books promptly and to deliver to the Investor a DRS statement (or other customary written confirmation) evidencing the Shares registered in the Investor's name as soon as practicable after the Closing Date.

2.3 Company Deliverables. Subject to the terms and conditions hereof, the Company shall:

prior to the Closing:

(a) use its reasonable best efforts to complete any corporate authorization (including the approval of the Capital Increase by the board of directors of the Company), listing application or regulatory filing required under Applicable Law (including the registration of the resolution approving the Capital Increase with the Milan business register) or the rules of Nasdaq in order to issue and deliver the Shares at Closing and keep the Investor reasonably informed of the status thereof;

on the Closing Date:

(b) deliver to its transfer agent written instructions to issue the Shares to the Investor in book-entry form in accordance with Section 2.2; and

following the Closing:

(c) use its reasonable best efforts to cause the transfer agent to record the issuance on its books promptly and to deliver to the Investor a book-entry statement from the Company's transfer agent evidencing the issuance of the Shares registered in the name of the Investor in accordance with the account information provided to the Company by the Investor, free and clear of any Liens or other restrictions (other than those arising under Applicable Law, including any restrictive legend applied pursuant to the Securities Act).

2.4 Investor Deliverables. The Investor shall deliver, or cause to be delivered, to the Company prior to the Closing, delivery instructions, in a form reasonably acceptable to the Company's transfer agent, specifying the account with the Company's transfer agent to which the Shares shall be delivered.

3. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor that, except as otherwise described in any SEC Report, the following representations and warranties are true and complete as of the date hereof:

3.1 Organization and Power. The Company and each of its Subsidiaries have been duly organized and are validly existing and in good standing under the laws of their respective jurisdictions of organization (where such concept exists), are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification (where such concept exists), and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, properties, management, financial position, shareholders' equity, results of operations or prospects of the Company and its Subsidiaries taken as a whole or on the performance by the Company of its obligations under this Agreement (a "Material Adverse Effect").

3.2 Authorization. The Company has full corporate right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder, including, after the Capital Increase has been approved and become effective, the issuance and delivery of the Shares; and all corporate action required to be taken for the due and proper authorization, execution and delivery by it of this Agreement and, after the Capital Increase has been approved and become effective, the consummation by it of the transactions contemplated hereby has been duly and validly taken.

3.3 Valid Issuance and Transfer. After the Capital Increase has been approved and become effective, the Shares to be issued and sold by the Company hereunder have been duly authorized by the Company and, when issued and delivered and paid for as provided herein, will be duly and validly issued, will be fully paid and non-assessable and will conform to the Company's bylaws, and the issuance of the Shares is not subject to any preemptive or similar rights that have not been duly waived, satisfied, limited or excluded.

3.4 Capitalization. As of the date hereof, the Company has (i) 330,312,800 Ordinary Shares (excluding treasury shares) and (ii) 310,240,685 class A shares issued and outstanding. All of the Company's outstanding Ordinary Shares have been duly authorized and validly issued and are fully paid and non-assessable. Other than as disclosed in the SEC Reports and the Company's bylaws, there are no outstanding (i) shares of capital stock or other voting or equity securities of the Company, (ii) securities of the Company convertible

into or exchangeable for shares of capital stock or other voting or equity securities of the Company or (iii) options, warrants, restricted stock units, phantom equity, stock appreciation rights, preemptive rights, rights of first refusal or other rights or commitments to acquire from the Company, or other obligations of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. Other than as disclosed in the SEC Reports, there are no voting trusts, proxies, stockholder agreements or other similar agreements or understandings to which the Company is a party with respect to the voting or transfer of the capital stock of the Company that would restrict or impair the rights of any holder of Shares.

3.5 No Conflict. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement, including the issuance and delivery of the Shares, do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the organizational documents of the Company, (ii) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) other than the actions required to cause the Capital Increase to become effective, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled under any provision of any Contract binding upon the Company, or (iv) result in the creation or imposition of any Lien on the Shares, other than restrictions on transfer arising under Applicable Law, including any restrictive legend applied pursuant to the Securities Act, except, in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.6 Consents. No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of this Agreement, and after the Capital Increase has been approved and become effective, the issuance and sale of the Shares and the consummation by the Company of the transactions contemplated by this Agreement, except for such consents, approvals, authorizations, orders and registrations or qualifications as may have been obtained under the Securities Act and such as may be required under applicable state securities laws in connection with the sale of Shares.

3.7 SEC Reports; Financial Statements.

(a) The Company has filed or furnished on a timely basis all reports, statements, schedules, forms, registration statements and other documents required to be filed or furnished by it with or to the SEC since July 1, 2026. As of their respective filing or furnishing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), each of the SEC Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act and the rules of Nasdaq and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of the Company included in the SEC Reports (i) were prepared in accordance with GAAP consistently applied during the periods involved (except as may be indicated in the notes thereto) and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash

flows for the periods then ended, subject, in the case of unaudited interim financial statements, to normal year-end adjustments and the absence of complete footnotes.

3.8 Litigation. There is no Proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that seeks to enjoin, restrain or prohibit the issuance of the Shares.

3.9 Taxes. The Company and its Subsidiaries have duly and timely paid all federal, state, local and foreign taxes (including those payable as withholding agents and those relating to value added tax or similar or equivalent taxes) which they are obliged to pay and filed all tax returns required to be filed through the date hereof and have otherwise complied in all material respects with their obligations under tax legislation relating to any taxes, except (i) as described in the SEC Reports, (ii) where the failure to pay such taxes, file such tax returns or comply with such obligations would not reasonably be expected to have a Material Adverse Effect, or (iii) with respect to taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP. Except as otherwise disclosed in the SEC Reports, to the Company's knowledge, there is no tax deficiency that has been asserted against the Company or any of its Subsidiaries or any of their respective properties or assets which would reasonably be expected to have a Material Adverse Effect. For the purpose of the above, the word "timely" or "in time" or similar means that the relevant action has been completed within the due date or, if later, in compliance with rules that allow the late compliance on a voluntary basis (including for the avoidance of doubt *ravvedimento operoso* in Italy).

3.10 No Conflicts with Sanctions Laws. (i) Neither the Company nor any of its Subsidiaries or Affiliates, nor any director, officer, or, to the Company's knowledge, employee, agent or representative of, or any other person acting on behalf of, the Company or any of its Subsidiaries or Affiliates, is an individual or entity that is, or is 50 percent or more owned or controlled (as applicable under relevant law) by one or more Persons that are the target of any economic or financial sanctions imposed, administered or enforced by the U.S. government (including the Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC") and the U.S. Department of State), the United Nations Security Council ("UNSC"), the European Union or any member state thereof, the United Kingdom (including His Majesty's Treasury ("HMT")) or any other relevant economic or financial sanctions authority (collectively, "Sanctions"), including by virtue of being (1) identified on any Sanctions-related list of designated Persons, including the Specially Designated Nationals and Blocked Persons List maintained by OFAC; or (2) located, domiciled, organized or ordinarily resident in a country or territory that is the target of comprehensive territorial Sanctions (as of the date of this Agreement, the Crimea Region of Ukraine, the so-called Donetsk People's Republic, the so-called Luhansk People's Republic, Cuba, Iran and North Korea) (each, a "Sanctioned Country"); and (ii) neither the Company nor any of its Subsidiaries is identified on any list of restricted or designated Persons under any export control laws and regulations administered or enforced by (a) the U.S. government (including the U.S. Department of Commerce or the U.S. Department of State), including the Arms Export Control Act (22 U.S.C. § 2778), the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), and the Export Administration Regulations (15 C.F.R. Parts 730-774), and (b) the European Union or United Kingdom, including EU Regulation 2021/821 (as amended) or the Export Control Order 2008 (collectively, "Export Controls"), in each case, if and to the extent applicable.

3.11 General Solicitation; No Integration or Aggregation. Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D or Regulation S under the Securities Act) of investors with respect to offers or sales of the Shares pursuant to this Agreement. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be (a) integrated with the Shares sold pursuant to this Agreement for purposes of the Securities Act or (b) aggregated with prior offerings by the Company for the purposes of the rules and regulations of Nasdaq.

3.12 Absence of Certain Changes. Since the date of the consolidated balance sheet of the Company included in the most recent SEC Report filed or furnished prior to the date hereof, (i) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) there has not been any change, event, occurrence, effect, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.13 No Violation or Default. Neither the Company nor any of its Subsidiaries is (i) in violation of its charter or bylaws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any property or asset of the Company or any of its Subsidiaries is subject; or (iii) in violation of any applicable law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority having jurisdiction over the Company and its Subsidiaries; except, in the case of clauses (i), (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.14 Nasdaq. The Ordinary Shares are listed and admitted to trading on Nasdaq. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. The Company has not received any notice from Nasdaq or any Governmental Authority of any pending or threatened proceeding, and no such proceeding is pending or, to the knowledge of the Company, threatened, to prohibit or terminate the listing of the Ordinary Shares on Nasdaq or to suspend trading therein.

3.15 Investment Company. The Company is not, and immediately after receipt of payment for the Shares will not be, required to register as an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

3.16 No Other Representations and Warranties. Except for the representations and warranties contained in Section 3 and any schedules or certificates delivered in connection herewith, the Company makes no other representation or warranty, express or implied, written or oral, and hereby, to the maximum extent permitted by Applicable Law, disclaims any such representation or warranty, whether by the Company or any other Person, with respect to the Company or with respect to any other information (including, without limitation, pro forma financial information, financial projections or other forward-looking

statements) provided to or made available to the Investor or its Representatives in connection with the transactions contemplated hereby.

4. Representations and Warranties of the Investor. The Investor represents and warrants to the Company that as of the date hereof and the Closing Date:

4.1 Organization. The Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to carry on its business as now conducted.

4.2 Authorization. The Investor has all requisite corporate or similar power and authority to enter into this Agreement and to carry out and perform its obligations hereunder. All corporate, member or partnership action on the part of the Investor or its stockholders, members or partners necessary for the authorization, execution, delivery and performance of this Agreement and the consummation of the other transactions contemplated herein has been taken. The signature of the Investor on this Agreement is genuine and the signatory has been duly authorized to execute the same on behalf of the Investor. This Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as such enforceability may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and/or similar laws relating to or affecting the rights of creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3 No Conflict. The execution, delivery and performance of this Agreement by the Investor, the purchase of the Shares in accordance with this Agreement, and the consummation of the other transactions contemplated hereby do not and will not conflict with or result in any violation of, breach or default by the Investor (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a material benefit under (i) any provision of the organizational documents of the Investor, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (ii) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to the Investor or its respective properties or assets, except, in the case of clause (ii), as would not, individually or in the aggregate, be reasonably expected to materially delay or hinder the ability of the Investor to perform its obligations under this Agreement.

4.4 Consents. No consent of any court or arbitrator or governmental or regulatory authority is required to be obtained by it or on its behalf for the execution, delivery and performance by the Investor in connection with: (i) the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby; or (ii) the purchase of the Shares in accordance with this Agreement, except for such consents, approvals, authorizations, orders and registrations or qualifications as may have been obtained under the Securities Act and such as may be required under applicable state securities laws in connection with the purchase of the Shares and such consents the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to materially delay or hinder the ability of the Investor to perform its obligations under this Agreement.

4.5 Brokers. The Investor has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company could be required to pay.

4.6 Intent. The Investor is purchasing the Shares solely for the Investor's own account and not for the account of others, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to the Investor's right at all times to sell or otherwise dispose of all or any part of such Shares in compliance with applicable federal and state securities laws. Notwithstanding the foregoing, if the Investor is purchasing the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account. The Investor has no present arrangement to sell the Shares to or through any person or entity. The Investor understands that the Shares must be held indefinitely unless such Shares are resold pursuant to a registration statement under the Securities Act or an exemption from registration is available. Nothing contained herein shall be deemed a representation or warranty by the Investor to hold the Shares for any period of time.

4.7 Investment Representations and Warranties. The Investor hereby represents and warrants that, as of the date of this Agreement, it is a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) or an institutional "accredited investor" as that term is defined in Rule 501(a) under Regulation D promulgated pursuant to the Securities Act. The Investor further represents and warrants that (x) it is capable of evaluating the merits and risk of such investment, and (y) it has not been organized for the purpose of acquiring the Shares and is an "institutional account" as defined by FINRA Rule 4512(c). The Investor understands and agrees that the offering and sale of the Shares has not been registered under the Securities Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein.

4.8 Investment Experience; Ability to Protect Its Own Interests and Bear Economic Risks. The Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Shares and has knowledge and experience in finance, securities, taxation, investments and other business matters as to be capable of evaluating the merits and risks of investments of the kind described in this Agreement and contemplated hereby, and the Investor has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor acknowledges that the Company may now have, and may later obtain, information about the Company that the Investor does not have, which includes information that may be material non-public information ("MNPI"), and the Company has no obligation to disclose such information to the Investor. The Investor acknowledges that the Investor (i) is a sophisticated investor, experienced in investing in private placements of equity securities and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (ii) has exercised independent judgment in evaluating its participation in the purchase of the Shares. The Investor acknowledges that the Investor is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the Company's

filings with the SEC. Alone, or together with any professional advisors, the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor. The Investor is, at this time and in the foreseeable future, able to afford the loss of the Investor's entire investment in the Shares, and the Investor acknowledges specifically that a possibility of total loss exists.

4.9 Independent Investment Decision. The Investor understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Investor in connection with the purchase of the Shares constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in the Investor's sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares.

4.10 Securities Not Registered; Legends. The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, and the Investor understands that the Shares have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Shares must continue to be held and may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. The Investor understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of the Investor's control and which the Company may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Shares. The Investor acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

The Investor understands that any book entry notations evidencing the Shares may bear one or more legends in substantially the following form and substance:

"THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR ENCUMBERED OTHER THAN PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREOF."

4.11 No General Solicitation. The Investor acknowledges and agrees that the Investor is purchasing the Shares directly from the Company. The Investor became aware of this offering of the Shares solely by means of direct contact from the Company as a result of a pre-existing, substantive relationship with the Company or its advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons. The Shares were offered to the

Investor solely by direct contact between the Investor and the Company or its representatives. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means, and none of the Company or its representatives acted as investment advisor, broker or dealer to the Investor. The Investor is not purchasing the Shares as a result of any general or public solicitation or general advertising, or publicly disseminated advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement, including any of the methods described in Section 502(c) of Regulation D under the Securities Act.

4.12 Access to Information. The Investor acknowledges and agrees that the Investor and the Investor's professional advisors, if any, have had the opportunity to ask such questions, receive such answers and obtain such information from the Company regarding the Company, its business and the terms and conditions of the offering of the Shares as the Investor and the Investor's professional advisors, if any, have deemed necessary to make an investment decision with respect to the Shares and that the Investor has independently made its own analysis and decision to invest in the Company. Neither such inquiries nor any other due diligence investigation conducted by the Investor shall modify, limit or otherwise affect the Investor's right to rely on the Company's representations and warranties contained in this Agreement.

4.13 Certain Trading Activities. Other than consummating the transaction contemplated hereby, the Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with the Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Investor was first contacted by the Company or any other Person regarding the transaction contemplated hereby and ending immediately prior to the date of this Agreement. Notwithstanding the foregoing, if the Investor is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Investor's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Investor's assets, the representation set forth above shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Agreement. Other than to other Persons party to this Agreement and to its advisors and agents who had a need to know such information, the Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

5. Registration Rights.

5.1 F-3 Registration Statement.

(a) The Company agrees that, after the Company becomes eligible to use Form F-3, upon the written request of the Investor (a "Demand Registration"), the Company shall, as promptly as practicable, at its own expense, file with the SEC a registration statement on Form F-3, or a prospectus supplement to an effective registration statement, or on such other applicable form as may then be necessary or appropriate in accordance with the

rules and regulations of the SEC then in effect (the "F-3 Registration Statement") registering the resale of the Registrable Securities and, if not automatically effective, shall use its reasonable best efforts to have such F-3 Registration Statement declared effective by the SEC as soon as practicable thereafter; provided, however, that the Company's obligations to include the Registrable Securities in the F-3 Registration Statement are contingent upon the Investor furnishing in writing to the Company such information regarding the Investor, the securities of the Company held by the Investor, the intended method of disposition of the Registrable Securities (which shall be limited to non-underwritten public offerings) and such other information as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and the Investor shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling shareholder in similar situations. Pursuant to a Demand Registration, the Company shall provide a draft of the F-3 Registration Statement or any amendment or supplement to the F-3 Registration Statement to the Investor at least three (3) Business Days in advance of filing the F-3 Registration Statement or any amendment or supplement to the F-3 Registration Statement, provided that, for the avoidance of doubt, the Company shall not be required to delay or postpone the filing of such F-3 Registration Statement or any amendment or supplement to the F-3 Registration Statement as a result of or in connection with the Investor's review, unless the Investor shall have, based upon the advice of legal counsel, reasonably objected on the grounds that such F-3 Registration Statement or supplement or amendment thereto does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder.

(b) The Company shall use reasonable best efforts to (i) keep the F-3 Registration Statement effective with respect to the Registrable Securities until such time as such securities cease to be Registrable Securities; (ii) prepare and file with the SEC such amendments to the F-3 Registration Statement and amendments or supplements to the prospectus included therein as may be reasonably necessary to comply with the Securities Act with respect to the sale of the Registrable Securities included in the F-3 Registration Statement; (iii) furnish to the Investor such number of copies of any prospectus (including any preliminary prospectus and any amended or supplemented prospectus) in conformity with the requirements of the Securities Act as the Investor may reasonably request in order to effect the offering and sale of its Registrable Securities; (iv) register or qualify the Registrable Securities covered by the F-3 Registration Statement under the securities or "blue sky" laws of such jurisdictions as may be required by Applicable Law; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such jurisdiction where it has not been qualified or is not otherwise subject to a general consent for service of process; and (v) notify the Investor promptly after the Company becomes aware that the F-3 Registration Statement or the prospectus included therein includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; provided that the Company shall not, when so notifying the Investor of such matter, provide the Investor with any MNPI regarding the Company other than to the extent that providing such notice to the Investor may constitute MNPI regarding the Company.

(c) If requested by the Investor by notice to the Company, the Company shall request its transfer agent to remove any restrictive legends from any Registrable Securities being sold under the F-3 Registration Statement as soon as reasonably practicable following any such request therefor from the Investor, provided that the Company has timely

received from the Investor customary representations and other documentation reasonably acceptable to the Company and its counsel in connection therewith. The Company shall be responsible for the fees of its transfer agent and its legal counsel associated with such legend removal.

(d) If the Company proposes to file a registration statement under the Securities Act with respect to an offering of Ordinary Shares on Form F-1, in the case of an underwritten offering, on Form F-3, or on such other applicable form as may then be necessary or appropriate in accordance with the rules and regulations of the SEC then in effect (other than a registration statement filed for purposes other than capital raising activities or otherwise filed to effectuate an exchange offer or any employee benefit or dividend reinvestment plan) (a "Piggyback Registration Statement"), the Company shall give written notice of such filing to the Investor, to the extent reasonably practicable, no later than five (5) Business Days prior to the filing date and shall offer the Investor the opportunity to include in such Piggyback Registration Statement the number of Registrable Securities as the Investor may request to sell in the offering. Notwithstanding the foregoing, in the event of an underwritten offering, if the managing underwriter(s) advise the Company in writing that in its or their good faith opinion the number of securities requested to be included in such offering (including by the Company) exceeds the number of securities that can be sold in such offering without having an adverse effect on the success of such offering (including the price at which the securities can be sold), the Company will include in such offering only such number of securities as can be sold without adversely affecting the marketability of the offering, which securities will be so included in the following order of priority: (i) first, the Ordinary Shares to be sold by the Company for its own account, and (ii) second, the Registrable Securities of the Investor.

5.2 Restrictions on Shelf Offerings.

(a) The Company may postpone the effectiveness of the F-3 Registration Statement or suspend the use of a prospectus that is part of the F-3 Registration Statement for up to 60 consecutive days from the date of the Suspension Notice (as defined below), and no more than 120 days total in any twelve-month period, and therefore suspend sales of the Registrable Securities (such period, the "Suspension Period") by providing written notice to the Investor if (A) the Company's Chief Executive Officer determines in their reasonable good faith judgment that the offer or sale of Registrable Securities would reasonably be expected to have a material adverse effect on any proposal or plan by the Company or any of its Subsidiaries or Affiliates to engage in any material acquisition of assets or stock or any material merger, consolidation, tender offer, recapitalization, reorganization or other transaction involving the Company or any of its Subsidiaries or Affiliates, (B) the sale of Registrable Securities pursuant to the F-3 Registration Statement would require disclosure of MNPI not otherwise required to be disclosed under applicable law, or (C) either (x) the Company has a bona fide business purpose for preserving the confidentiality of such transaction or (y) disclosure of such MNPI would have a material adverse effect on the Company or the Company's ability to consummate such transaction.

(b) In the case of an event that causes the Company to suspend the use of the F-3 Registration Statement as set forth in paragraph (a) above or pursuant to Section 5.1(b)(v) (a "Suspension Event"), the Company shall give notice to the Investor (a "Suspension Notice") to suspend sales of the Registrable Securities and such notice shall state generally the basis for the notice and that such suspension shall continue only for so long as the Suspension Event or its effect is continuing. If the basis of such suspension is

nondisclosure of MNPI, the Company shall not be required to disclose the subject matter of such MNPI to the Investor. The Investor shall not effect any sales of the Registrable Securities pursuant to such F-3 Registration Statement (or such filings) at any time after the Investor has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice (as defined below). The Investor agrees that it shall treat as confidential the receipt of the Suspension Notice and shall not disclose or use the information contained in such Suspension Notice without the prior written consent of the Company or until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Investor in breach of the terms of this Agreement. The Investor may recommence effecting sales of the Registrable Securities pursuant to the F-3 Registration Statement (or such filings) following further written notice to such effect (an "End of Suspension Notice") from the Company, which End of Suspension Notice shall be given by the Company to the Investor promptly following the conclusion of any Suspension Event. The Company shall not, when so notifying the Investor of any Suspension Event, provide the Investor with any MNPI regarding the Company other than to the extent that such notice itself may constitute MNPI regarding the Company.

(c) Notwithstanding any provision herein to the contrary, if the Company gives a Suspension Notice with respect to any F-3 Registration Statement pursuant to this Section 5.2, the Company agrees that it shall provide copies of any supplemented or amended prospectus necessary to resume sales to the Investor with respect to each Suspension Event.

5.3 Registration Expenses. All expenses incurred by the Company in connection with any registration pursuant to Sections 5.1 and 5.2 shall be borne by the Company. All underwriting discounts and selling commissions applicable to the sale of Registrable Securities by the Investor pursuant to this Agreement, including fees and expenses of counsel engaged by the Investor, shall be borne by the Investor.

5.4 Registration Rights Indemnification.

(a) The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless, to the fullest extent permitted by Applicable Law, the Investor, its directors, officers, employees, Affiliates, agents, and each person who controls the Investor (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors and employees of each such controlling person, from and against any and all losses, claims, damages, expenses (including without limitation legal and other professional fees reasonably incurred), costs and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened (collectively, "Losses"), that arise out of, are based upon, or are caused by:

(i) any untrue statement or alleged untrue statement of material fact contained in the F-3 Registration Statement (including any information deemed to be part thereof pursuant to Rules 430A and 430B promulgated under the Securities Act), the prospectus included therein or any amendment thereof or supplement or free writing prospectus thereto or document incorporated by reference therein;

(ii) any omission or alleged omission of a material fact required to be stated in the F-3 Registration Statement (including any information deemed to be part thereof pursuant to Rules 430A and 430B promulgated under the Securities Act), the prospectus included therein or any amendment thereof, including any document incorporated

by reference therein or necessary to make the statements therein, (in the case of any supplement or free writing prospectus to the F-3 Registration Statement or document incorporated by reference therein); or

(iii) any omission or alleged omission of a material fact required to be stated in the prospectus included in the F-3 Registration Statement or any supplement or free writing prospectus thereto, or document incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and in each case, the Company shall reimburse the Investor or other person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such claim, as incurred, in each case except to the extent that such untrue statement, omission or alleged untrue statement or omission in such filing is made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Investor expressly for use therein. The Company shall notify the Investor promptly of the institution, threat or assertion (to the Company's knowledge) of any proceeding arising from or in connection with the F-3 Registration Statement, the prospectus included therein or any amendment thereof or supplement thereto or document incorporated by reference therein; provided, however, that the indemnification contained in this Section 5.4(a) shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable for any Losses to the extent they arise out of or are based upon a violation which occurs in connection with any offers or sales effected by or on behalf of the Investor in violation of this Agreement.

(b) In connection with the F-3 Registration Statement, the Investor shall indemnify and hold harmless, to the fullest extent permitted by Applicable Law, the Company, its directors, officers, employees, Affiliates, agents, and each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) and the officers, directors and employees of each such controlling person to the extent and in the manner set forth in clause (a) above, but only to the extent that such untrue statement, omission or alleged untrue statement or omission was made (or not made in the case of an omission) in reliance on, and in conformity with, information or affidavit furnished in writing by or on behalf of the Investor to the Company expressly for use therein; provided, however, that in no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor from such sale of Registrable Securities pursuant to the F-3 Registration Statement giving rise to such indemnification obligation; provided, further, that the indemnification contained in this Section 5.4(b) shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Investor (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Any person entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, that the failure to give prompt notice shall not relieve any indemnifying party from any liability under this Section 5.4 to the extent such failure has not materially prejudiced the indemnifying party through the forfeiture of substantive rights or defenses and shall not relieve the indemnifying party from any liability which it may have otherwise than on account of this Section 5.4), and (B) unless in such indemnified party's reasonable judgment a conflict of interest exists between such indemnified and indemnifying party with respect to such claim (due to, among other things, the availability of different or

additional legal defenses to one party versus the other or representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them), permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party). An indemnifying party who is not entitled to or elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (together with one firm of local counsel (in each jurisdiction)) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party, a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim, or the indemnifying party has failed within a reasonable time to retain counsel reasonably satisfactory to the indemnified party. No indemnifying party shall, without the written consent of the indemnified party, consent to the entry of any judgment or enter into any settlement unless (X) such claim is being settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), (Y) such settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation and (Z) such settlement does not include a statement or admission of fault or culpability on the part of such indemnified party.

(d) The indemnification provided under this Section 5.4 shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, Affiliate or controlling person of such indemnified party and shall survive the transfer of the Registrable Securities.

(e) If the indemnification provided under this Section 5.4 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, the indemnifying party's and indemnified party's relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 5.4(a), Section 5.4(b) and Section 5.4(c), any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5.4(e) from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 5.4(e) by the Investor shall be limited in amount to the amount of net proceeds received by the Investor from such sale of Registrable Securities pursuant to the F-3 Registration Statement.

6. Covenants.

6.1 Confidentiality.

(a) From the date hereof to the first anniversary of the Closing Date, the Investor shall, and shall cause its Affiliates and Representatives to (i) keep the terms of this

Agreement confidential and not disclose to any Person any information concerning this Agreement or the transactions contemplated hereby (other than to their Representatives that are instructed to keep such information confidential) and (ii) treat all confidential and proprietary data and information relating to the Company, its Affiliates, and their respective businesses, assets, liabilities, and all confidential and proprietary data and information relating to the customers, financial statements, conditions or operations of the Company and its Affiliates, in each case whenever acquired, including any such data and information acquired before the date of this Agreement (the "Confidential Information") as confidential and preserve the confidentiality thereof (other than with its Representatives that are instructed to keep such information confidential) and not use any Confidential Information for any purpose other than evaluating, negotiating, and consummating the transactions contemplated by this Agreement; provided, however, that the Investor may make any disclosure of such Confidential Information (A) to which the Company gives its prior written consent, (B) to any Affiliates on a need-to-know basis; provided that such Affiliates shall have been advised of this Agreement and the Investor shall take reasonable measures to restrain its Affiliates from prohibited or unauthorized disclosure or use of any Confidential Information and the Investor shall be responsible for any breach of this Agreement by any of its Affiliates, (C) if such Confidential Information is required by Applicable Law or by an applicable process, subpoena or order to be disclosed (in which event the Investor shall, to the extent practicable, inform the Company in advance of any such required disclosure, shall cooperate in good faith with the Company in obtaining a protective order or other reasonable protection in respect of such required disclosure (at the Company's expense), and shall limit such disclosure to the extent reasonably possible while still complying with such requirements), (D) to the extent necessary in connection with enforcing the Investor's rights or defending the Investor against any claims under this Agreement, and (E) to the extent necessary for the Investor's financial statements or any tax returns and the preparation thereof, in each case, in connection with the Investor's acquisition, holding and disposition of the Shares. Notwithstanding the foregoing, with respect to any Confidential Information that constitutes a trade secret under Applicable Law, the obligations of the Investor set forth in clause (ii) of this Section 6.1(a) shall survive the first anniversary of the Closing Date and shall continue in full force and effect for so long as such Confidential Information remains a trade secret under Applicable Law; provided that any such Confidential Information shall cease to be a trade secret for purposes of this Agreement if it ceases to qualify as a trade secret under Applicable Law other than as a result of any act or omission of the Investor or any of its Affiliates or Representatives in breach of this Agreement.

(b) The obligations of the Investor in Section 6.1(a) above shall not apply, and the Investor shall have no further obligations, with respect to any Confidential Information to the extent such Confidential Information: (i) is generally known to the public at the time of disclosure other than through disclosure on the part of the Investor or any of its Affiliates in breach of this Agreement (and, for the avoidance of doubt, the Investor shall be permitted to publicly announce that it invested in the Company; provided that such announcement shall be limited to information contained in any previous press releases or public announcements of the parties), (ii) becomes known to the Investor or any of its Affiliates through disclosure by other sources that are not bound by an obligation of confidentiality to the Company or its Affiliates, as applicable, (iii) is independently developed by the Investor without reference to or reliance upon the Confidential Information, or (iv) was within the Investor's possession on a nonconfidential basis prior to it being furnished by or on behalf of the Company or its Affiliates.

(c) The Investor acknowledges that it may receive MNPI and that the Investor is aware that U.S. securities laws prohibit any Person who has received MNPI from purchasing or selling securities of the Company on the basis of such MNPI or from communicating such MNPI to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities. The Investor agrees not to, and shall cause its Affiliates and Representatives not to, purchase or sell any securities of the Company while in possession of any MNPI, in violation of applicable securities laws. The Company shall not, without the express written consent of the Investor, provide the Investor with MNPI from and after the date of this Agreement; provided, that the Investor acknowledges and agrees that it may be provided with MNPI, and the foregoing shall not restrict the Company from providing any information to the Investor, in connection with ordinary course discussions and communications regarding (i) the consummation of the transactions contemplated by this Agreement, including the Capital Increase or (ii) the preparation of any F-3 Registration Statement or Piggyback Registration Statement contemplated hereby.

(d) Upon the Company's request, the Investor will promptly return or destroy the Confidential Information, except for copies required to be retained under applicable law or bona fide internal compliance policies, which shall remain subject to this Section 6.1 for so long as they are retained (and, in the case of trade secrets, for the period set forth in the last sentence of Section 6.1(a), if longer). The Company will be entitled to seek injunctive relief in addition to any other remedy available for a breach of this Section 6.1.

6.2 Further Assurances. Each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions of this Agreement and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms of this Agreement. The Investor acknowledges that the Company will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Closing, the Investor agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in this Agreement are no longer accurate.

6.3 Listing. The Company shall use reasonable best efforts to (i) maintain the listing of its Ordinary Shares on Nasdaq and (ii) timely file or furnish all reports required to be filed or furnished by it under Applicable Law and the rules of Nasdaq; provided that the Company shall not be deemed to be in breach of this Section 6.3 to the extent that any delisting or suspension of trading results from circumstances not primarily within the control of the Company, including any action taken by Nasdaq or any Governmental Authority, or any Change of Control of the Company. "Change of Control" shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of share capital if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity).

6.4 Securities Act Compliance. The Investor shall not transfer, sell, offer for sale, pledge or hypothecate the Shares in violation of applicable securities laws.

6.5 Withholding Taxes. The Investor agrees to furnish the Company with any information, representations and forms as shall reasonably be requested by the Company from time to time to assist the Company in complying with any applicable tax law (including any withholding obligations).

6.6 Indemnification.

(a) The Company agrees to indemnify and hold harmless the Investor and its Affiliates, and its respective directors, officers, trustees, members, managers, employees, investment advisers and agents (collectively, the "Indemnified Persons"), from and against any and all Losses to which such Indemnified Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under this Agreement and shall reimburse any such Indemnified Person for all such amounts as they are incurred by such Indemnified Person solely to the extent such amounts have been finally judicially determined not to have resulted from such Indemnified Person's fraud or willful misconduct. Notwithstanding anything to the contrary in this Agreement, in no event shall the aggregate liability of the Company under this Section 6.6 to the Investor and its Indemnified Persons exceed the aggregate purchase price actually paid by the Investor for the Shares, provided that the foregoing limitation shall not apply to Losses arising from fraud by the Company.

(b) The Investor agrees to indemnify and hold harmless the Company and its Affiliates, and its respective directors, officers, trustees, members, managers, employees, investment advisers and agents (collectively, the "Company Indemnified Persons") from and against any and all Losses to which such Company Indemnified Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Investor under this Agreement and shall reimburse any such Company Indemnified Person for all such amounts as they are incurred by such Company Indemnified Person solely to the extent such amounts have been finally judicially determined not to have resulted from such Company Indemnified Person's fraud or willful misconduct. Notwithstanding anything to the contrary in this Agreement, in no event shall the aggregate liability of the Investor under this Section 6.6 to the Company and the Company Indemnified Persons exceed the aggregate purchase price actually paid by the Investor for the Shares, provided that the foregoing limitation shall not apply to Losses arising from fraud by the Investor.

(c) Notwithstanding anything to the contrary in this Agreement, no party shall be liable under this Section 6.6 for any punitive, exemplary, special, indirect or consequential damages, except (i) to the extent such damages are actually paid or payable by an Indemnified Person or Company Indemnified Person, as applicable, to a third party in connection with a third-party claim, or (ii) solely with respect to special, indirect or consequential damages, in the case of fraud by the indemnifying party.

(d) Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of

such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the indemnified party in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing, or malfeasance by or on behalf of, the indemnified party. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

6.7 Removal of Legends.

(a) In connection with any sale, assignment, transfer or other disposition of the Shares by the Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares and upon compliance by the Investor with the requirements of this Agreement, if requested by the Investor by notice to the Company, the Company shall request its transfer agent to remove any restrictive legends related to the book entry account holding such shares and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends as soon as reasonably practicable following any such request therefor from the Investor, provided that the Company has timely received from the Investor customary representations and other documentation reasonably acceptable to the Company and its counsel in connection therewith. The Company shall be responsible for the fees of its transfer agent and its legal counsel associated with such legend removal.

(b) Subject to receipt from the Investor by the Company and its transfer agent of customary representations and other documentation reasonably acceptable to the Company and its transfer agent in connection therewith, upon the earliest of such time as the Shares (i) have been registered pursuant to an effective registration statement under the Securities Act; (ii) have been sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) without the requirement for the Company to be in compliance with the current public information requirements under Rule 144(c)(1) (or any successor provision), the Company shall, in accordance with the provisions of this Section 6.7(b) and as soon as reasonably practicable following any request therefor from the Investor accompanied by such customary and reasonably acceptable documentation referred to above, (A) deliver to the transfer agent irrevocable instructions that the transfer agent shall make a new, unlegended entry for such book entry shares, and (B) cause its counsel to deliver to the transfer agent one

or more opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act if required by the transfer agent to effect the removal of the legend in accordance with the provisions of this Agreement.

6.8 Filings. Promptly following the Closing, the Company shall file with the SEC a Form 6-K (the "Closing Form 6-K") describing the material terms of the transaction, and the Investor acknowledges and agrees that this Agreement may be attached as an exhibit to the Closing Form 6-K or a future filing by the Company with the SEC. Prior to filing such Closing Form 6-K, the Investor shall have an opportunity to provide, and the Company shall reasonably consider, proposed redactions of specific information in respect of the Investor set forth in this Agreement, including its name, address, notice details, and the details of any of its representatives (including their email addresses, names and other identifying or contact information).

7. Conditions Precedent.

7.1 Conditions to the Obligation of the Investor. The obligations of the Investor to consummate the transactions contemplated hereby at the Closing are subject to the satisfaction, or due waiver in writing, of the following conditions precedent:

(a) the Company shall have performed and complied in all material respects with all of the covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date;

(b) the purchase of and payment for the Shares by the Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation and no such prohibition shall have been threatened in writing;

(c) the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties that are qualified as to materiality or a Material Adverse Effect, which shall be true and correct in all respects) as of the Closing Date (except in the case of representations and warranties that are made as of a specified date, which shall be true and correct in all material respects as of such specified date);

(d) the Company shall have delivered, or caused to be delivered, to the Investor prior to or at the Closing, as applicable, the Company's closing deliverables described in Section 2.3 hereof;

(e) since the date of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect; and

(f) no stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Ordinary Shares. The Ordinary Shares shall be listed on Nasdaq and shall not have been suspended, as of the Closing Date, by the SEC or Nasdaq from trading thereon nor shall suspension by the SEC or Nasdaq have been threatened, as of the Closing Date, in writing by the SEC or Nasdaq.

7.2 Conditions to the Obligation of the Company. The obligation of the Company to consummate the transactions contemplated hereby and issue and sell to the Investor the Shares at the Closing, is subject to the satisfaction, or due waiver in writing by the Company, of the following conditions precedent:

(a) the Investor shall have performed and complied in all material respects with all of the covenants and agreements contained in this Agreement that are required to be performed or complied with by the Investor on or prior to the Closing Date;

(b) the representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects as of the Closing Date (except in the case of representations and warranties that are made as of a specified date, which shall be true and correct in all material respects as of such specified date);

(c) the purchase of and payment for the Shares by the Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation;

(d) the Investor shall have delivered, or caused to be delivered, to the Company at or prior to the Closing, as applicable, the Investor's closing deliverables described in Section 2.4 hereof; and

(e) the Company shall have received evidence of payment, by unconditional and irrevocable wire transfer of immediately available funds, of the Investment Amount.

8. Termination.

8.1 Conditions of Termination. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated:

(a) upon the mutual written consent of the Company and the Investor;

(b) by the Company if any of the conditions set forth in Section 7.2 shall have become incapable of fulfillment, and shall not have been waived by the Company;

(c) by the Investor if any of the conditions set forth in Section 7.1 shall have become incapable of fulfillment, and shall not have been waived by the Investor; or

(d) by either the Company or the Investor if the Closing has not occurred on or prior to the second Business Day following the date on which the Closing is scheduled to occur pursuant to Section 2.2;

provided, *however*, that, in the case of clauses (b) and (c) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement if such breach has resulted in the circumstances giving rise to such party's seeking to terminate its obligation to effect the Closing.

9. Miscellaneous Provisions.

9.1 Survival. The representations and warranties of the Company and the Investor contained in this Agreement shall survive the Closing until the date that is one (1) year after

the Closing Date, at which time they shall terminate and be of no further force or effect. The covenants and agreements of the parties hereto that by their terms are to be performed after the Closing shall survive in accordance with their terms.

9.2 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) on the fifth (5th) Business Day after dispatch by registered or certified mail, (ii) on the next Business Day if transmitted by national overnight courier or (iii) on the date delivered if sent by e-mail (provided that confirmation of e-mail receipt is obtained), in each case to the intended recipient as set forth below.

If to the Company:

Via Nino Bonnet 10
Milan, MI 20154
Italy
Attention: Legal
Email: [XXXXX]

With a copy to (which shall not constitute notice):

Latham & Watkins LLP
One Leadenhall, 1 Leadenhall St
London EC3V 1AA
United Kingdom
Attn: Jeff Lawlis; Jennifer Gascoyne
Email: jeff.lawlis@lw.com; jennifer.gascoyne@lw.com

If to the Investor:

[XXXXX]
[XXXXX]
Attention: [XXXXX]
Email: [XXXXX]

9.3 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.4 Governing Law; Jurisdiction; Waiver of Jury.

(a) This Agreement and all matters relating hereto shall be governed by, and construed in accordance with, the laws of the State of New York without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction.

(b) Each of the Company and the Investor hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of any state court or United States Federal court sitting in the City of New York in the State of New York;

(ii) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 9.2 or at such other address of which the other party shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) is not available despite the intentions of the parties hereto;

(v) agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;

(vi) agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and

(vii) irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement.

9.5 Delays or Omissions; Waiver. No delay or omission to exercise any right, power, or remedy accruing to a party upon any breach or default of another party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement. Any agreement on the part of a party or parties hereto to any waiver shall be valid only if set forth in an instrument in writing signed

on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

9.6 Fees; Expenses. Except as expressly set forth in this Agreement to the contrary, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring them, whether or not the transactions contemplated hereby and thereby are consummated.

9.7 Assignment. None of the parties may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of (x) the Company, in the case of the Investor, and (y) the Investor, in the case of the Company, provided that the Investor may, without the prior consent of the Company, assign its rights to purchase the Shares hereunder to any of its affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of the Investor (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth herein). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of this Agreement by executing a writing agreeing to be bound by and subject to the provisions of this Agreement and shall deliver an executed counterpart signature page to this Agreement and, notwithstanding such assumption or agreement to be bound hereby by an assignee, no such assignment shall relieve any party assigning any interest hereunder from its obligations or liability pursuant to this Agreement.

9.8 No Third-Party Beneficiaries. This Agreement does not create any rights, claims or benefits inuring to any Person that is not a party hereto nor create or establish any third-party beneficiary hereto. Without limiting the foregoing, the representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9 Counterparts. This Agreement may be executed and delivered (including by facsimile or electronic transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed an original, but all of which taken together shall constitute a single instrument.

9.10 Entire Agreement; Amendments. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, constitute the entire agreement between the parties hereto respecting the subject matter hereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral. No modification, alteration or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Investor. The Company, on the one hand, and the Investor, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction by the Investor or the Company, respectively, with any term or provision of this

Agreement or any condition hereto to be performed, complied with or satisfied by the Investor or the Company, respectively.

9.11 Arm's Length Negotiations. For the avoidance of doubt, the parties acknowledge and confirm that the terms and conditions of the Shares were determined as a result of arm's-length negotiations.

[*Signature Pages Follow*]

COMPANY:

BENDING SPOONS S.P.A.

By: ____________________________
Name: ____________________________
Title: ____________________________

INVESTOR:

GOVERNMENT EMPLOYEES INSURANCE COMPANY

By: ______________________________
Name: ______________________________
Title: ______________________________